May 3, 2010

Ms. Ellen Sazzman

Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-4644

Re:                   Minnesota Life Individual Variable Universal Life Account

Minnesota Life Insurance Company

Registration Statement on Form N-6

File Nos.  333-144604 Accumulator AVUL

333-148646 Waddell and Reed Accumulator AVUL

Dear Ms. Sazzman:

This letter is a comprehensive response to the SEC Staff comments received by the Company via facsimile and in telephone conversations beginning on April 12, 2010.  Below are responses to the SEC Staff’s written comments.  For the SEC Staff’s convenience, each of the SEC Staff’s comments is set forth below, and then the response follows.

* * * * * * * * *

I.  SEC Staff Comments received on April 12, 2010

Written comments were received from the SEC Staff on April 12, 2010.  The Company responded to the following SEC Staff comments on April 15, 2010 via facsimile correspondence (the responses to the following comments were provided to the SEC Staff in a marked copy of the prospectus that highlighted the Company’s responses to the comments received from the SEC Staff on April 12, 2010).

1.   General (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

Minnesota Life Insurance Company (the “Company”) confirms that the policy name on the cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the policy.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support the company’s guarantees under the policy.

Response:

The Company asserts that there are no third-party guarantees to support its guarantees provided in the Policy.  The Company will be solely responsible for paying out guarantees provided under the Policy.

c. Please revise the conditional statement at the end of the prospectus (at page 55) concerning the Registrant’s reliance on new Rule l2h-7 under the 1934 Act. Please simply represent that the Registrant is relying on Rule 12h-7’s exemption from periodic reporting requirements of the Securities Exchange Act. If the Registrant is not relying on Rule 12h-7, delete this representation in its entirety.

Response:

The Company has restated the statement regarding reliance upon Rule 12h-7 on page 55 to read as follows:

Minnesota Life, as depositor of the Minnesota Life Individual Variable Universal Life Account, is relying upon the requirements set forth in Rule 12h-7 under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) to the extent necessary to avoid being subject to periodic reporting obligations under the Securities Exchange Act.

d. Please disclose that: 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company’s creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

The Company received a similar comment in its previous post effective amendment and complied by adding the following language to page 15 of the prospectus:

The general account is not segregated or insulated from the claims of insurance company creditors.  Investors look to the financial strength of the insurance company for its insurance guarantees.  Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

e.   Please add new disclosure at the beginning of the registration statement that clarifies that excess withdrawals can shorten the effective span and indirectly terminate certain riders (inasmuch as certain riders terminate when the guaranteed withdrawal benefit and the contract value equal zero and therefore excess withdrawals can indirectly terminate the benefit).

Response:

The Company notes that language regarding termination of the Policy is contained in the second paragraph of the section entitled “What are some of the risks of the Policy” found on page 3 of the prospectus.  The Company also notes that a similar comment was received in its last post effective amendment at which time the following sentence was added as the second sentence of that paragraph:

If your Policy terminates, all of the agreements added to the Policy will also terminate.

2.   Summary of Benefits and Risks (pp. 1-4)

Please add the investment restriction applicable to the LTC described on pp. 18, 21, 26, to the description of risks associated with the LTC on page 3 of the summary.  Please make the same disclosure for any other rider to which investment restrictions apply.

Response:

In response to the SEC staff comment, the Company has added the following investment restriction language as a new paragraph between the fourth and fifth paragraphs of the section entitled “What are some of the risks of the Policy?” found on page 3 of the prospectus.

If your Policy is issued with the Death Benefit Guaranty Agreement, you must allocate your premiums to any of the Ivy Funds VIP Pathfinder portfolios or the Guaranteed Interest Account.  Your allocation of premium may be made in any combination among those accounts.  Subsequent transfers may only be made among the Ivy Funds VIP Pathfinder portfolios or the Guaranteed Interest Account and will be subject to our policies regarding transfers among the sub-accounts.  If your Policy has the Long Term Care (LTC) Agreement, your request for a monthly benefit under the LTC Agreement will include an instruction from you to transfer all of the accumulation value allocated to the sub-accounts to the Guaranteed Interest Account.   You will not be allowed to transfer amounts into the Account when benefits payments are being made under the LTC Agreement.

3.   Periodic Charges Other Than Investment Option Operating Expenses (pp. 7-11)

a.   In the periodic charges table for agreements that begins at page 7, please disclose all maximum charges before all minimum charges.

Response:

In response to the SEC staff comment, the Company has modified the table of “Periodic Charges Other Than Investment Option Operating Expenses” to disclose the maximum charges prior to the minimum charges.

b.   With respect to the GIO minimum charge disclosed on page 9, the guaranteed minimum charge is less than the current charge. Please resolve this discrepancy.

Response:

In response to the SEC staff comment, the Company agrees that it is currently charging more for the GIO than the minimum amount it guarantees it could charge for the option.  The Company believes that current pricing factors, such as mortality experience, expenses and interest rates dictate that the current charge is appropriate.  Future changes in those factors may become more favorable and allow the Company to lower its current charges to those set forth as the guaranteed minimum charge.

c.   Please clarify (at page 9) the base of the GIO charge, i.e., explain the phrase “agreement coverage amount” in a footnote and its relationship to “additional coverage layers.” Please reference where this charge is described later in the prospectus. See also comments below at 4.

Response:

In response to the SEC staff comment, the term “agreement coverage amount” in the table of “Periodic Charges Other Than Investment Option Operating Expenses” has been changed to “additional coverage layer”.  In addition, footnote 25 has been modified to reflect the fact that “additional insurance coverage” and “additional coverage layers” are intended to have the same meaning.  The Company has also made similar changes in the description of the charges for the GIO as further described in the response to question 6.a. below and has added a reference to the charges for the GIO description in footnote 25.

d.   Please clarify the description of the base of the charge for the Long Term Care Agreement (LTC) in footnote 28 on page 10. For example what is the LTC cost of insurance rate and what is the LTC amount as used in the first sentence of the footnote. Please also ensure that the description of the charge in the footnote is consistent with and is accurately reflected in the periodic charges table on page 9. Please give a reference in footnote 28 to the section of the prospectus that describes the base in more detail.  See comments below at 4.

Response:

In response to the SEC staff comment, the Company has deleted the term “provided by this agreement” from the table of “Periodic Charges Other Than Investment Option Operating Expenses” and has modified footnote 28 to read as follows:

The monthly charge for the Long Term Care Agreement is calculated by multiplying the monthly charge by the long term care net amount at risk and dividing by one thousand.  The long term care net amount at risk is equal to the greater of i) zero or ii) an amount that is calculated monthly using the LTC amount chosen by you when you purchase the agreement.  Long term care net amount at risk is calculated by subtracting a portion of the accumulation value from the LTC amount.  The portion of accumulation value for this calculation is found by multiplying the accumulation value, as of the date we take the charge, by a fraction, the numerator of which is the LTC amount and denominator is the Policy face amount.  See the Long Term Care Agreement discussion in the Section entitled “Policy Charges — Charges for Agreements”.

4.   Charges for Agreements (p. 41)

a.   In the description of the charge for the GIO, please clarify the description of the actual base for this charge. For example, please clarify the relationship between “agreement coverage” and “additional insurance coverage” and “additional coverage layers, “all of which are referenced in this paragraph.

Response:

The Company has modified the language in Guaranteed Insurability Option discussion in the section entitled “Policy Charges - Charges for Agreements” found on page 41 of the prospectus, to clarify that “additional insurance coverage” and “additional coverage layers” have the same meaning.  The term agreement coverage has been deleted from the table of “Periodic Charges Other Than Investment Option Operating Expenses”.

b.   Please put the description of the charge for the LTC into plain English (on page 41). The second sentence of this paragraph seems inconsistent with the rest of the paragraph. Is the LTC amount different from the long term care net amount at risk? If so, how do they relate? If not, please use terms consistently.  What is the LTC cost of insurance rate? Please also ensure that the narrative description of the charge is consistent with and is accurately reflected in the periodic charges table on page 9.

Response:

The description of the charge for the Long Term Care Agreement found in the Section entitled “Policy Charges — Charges for Agreements” found on page 41 of the prospectus has been modified to read as follows:

Long Term Care Agreement — the minimum guaranteed monthly charge is $0.133 per thousand of long term care net amount at risk and the maximum guaranteed monthly charge is $3.619 per thousand of long term care net amount at risk. The monthly charge for the Long Term Care Agreement is calculated by multiplying the monthly charge by the long term care net amount at risk and dividing by one thousand.  The long term care net amount at risk is equal to the greater of i) zero or ii) an amount that is calculated monthly using the LTC amount chosen by you when you purchase the agreement.  Long term care net amount at risk is calculated by subtracting a portion of the accumulation value from the LTC amount.  The portion of accumulation value for this calculation is found by multiplying the accumulation value, as of the date we take the charge, by a fraction, the numerator of which is the LTC amount and denominator is the Policy face amount.  The total charge for this agreement is the amount we charge to compensate us for the expenses we assume in providing the agreement coverage, which may include profits related to this agreement.

5.   Death Benefit Guarantee Agreement (page 44)

Please clarify whether there is any deduction in the DBG value for withdrawals.  If there are none, please confirm that the DBG value will be positive except to the extent outstanding loans are greater than that value. In addition, please provide an example of how the DBG value is calculated with a policy loan in excess of that value.

Response:

In response to the SEC staff comment, there is a reduction in the DBG value for Policy surrenders.  The DBG value is reduced by the greater of the amount of the partial surrender or the DBG value multiplied by the ratio of the partial surrender amount to the accumulation value prior to the surrender.  The following sentence has been added after the seventh sentence in the section entitled “Death Benefit Guarantee Agreement” found on page 43 of the prospectus:

A partial surrender of Policy accumulation value will reduce the DBG value by the greater of i) the amount of the partial surrender or ii) the DBG value (before the partial surrender) multiplied by a fraction, the numerator of which is the amount of the partial surrender and the denominator of which is the accumulation value (before the partial surrender).

As an example of how the DBG value, less a Policy loan affects a Policy’s termination, the following sentence has been added after the first sentence of the section entitled “Death Benefit Guarantee Agreement” found on page 43 of the prospectus:

For example, if a Policy’s has an accumulation value of $25,000 and an outstanding loan of $25,000, it will not have sufficient accumulation value from which we can subtract policy charges.  If the DGB value exceeds $25,000, the Policy will not terminate at that time because the DBG value less the Policy loan is positive.

6.   GIO Description (pp. 44-45)

a.   The disclosure suggests that “additional amounts of insurance coverage and additional coverage layers” mean two different things. Please clarify whether this is so and, if so, revise the paragraphs to cover how the option works with both.

Response:

The terms “additional amounts of insurance coverage” or “additional coverage layers” are intended to have the same meaning. The language in the first sentence of the section entitled “Guaranteed Insurability Option” found on page 44 of the prospectus is modified to describe additional coverage layers as another term for additional amounts of insurance. The first sentence will now read as follows:

The Guaranteed Insurability Option (GIO) guarantees you the ability to purchase additional amounts of insurance coverage, which are also referred to as, additional coverage layers, on the insured’s life on specified option dates without additional underwriting.

b.   Please clarify the use of the phrase “current specified option date” in the second paragraph. Since the purchase must occur on a particular date, it is unclear how “current” can mean anything other than the next available specified option date. For example, even there were a specified option date for an insured age 26 for a person marrying at that age, the requirement that the purchase be made on the relevant contract anniversary would seem to mean that a marriage after that anniversary would be too late for a purchase of additional coverage “on” that anniversary.

Response:

In response to the SEC staff comment, the Company has deleted the term “current specified option date” from the third sentence of the second paragraph of the section entitled “Guaranteed Insurability Option” found on page 45 of the prospectus.

c.   In the third paragraph of this section (on page 46), please clarify that “the cost of insurance charge” being discussed is separate from and in addition to the charge for the GIO.

Response:

In response to the SEC staff comment, the following sentence is added after the fourth sentence in the third paragraph of the section entitled “Guaranteed Insurability Option” found on page 45 of the prospectus:

The cost of insurance charge for each new coverage layer is separate from and in addition to the charge you pay for purchasing the GIO.

7.   LTC Description (pp. 46-47)

a.   Please put the fourth sentence of the first paragraph of this section (as well as the rest of this paragraph) into plain English. Please also clarify who establishes a plan of care, and who or what must meet a ninety day waiting period (the elimination period).

Please also clarify the nature of the elimination period (e.g., ninety days during which the insured is in a long term care facility?) Please also give definitions of capitalized terms such as “Long Term Care Facility” and “Horne Health Care,”

Response:

In response the SEC staff comment, the first paragraph under the section entitled “Long Term Care Agreement” found on page 46 of the prospectus, has been modified to read as follows:

Long-Term Care Agreement.  The LTC Agreement allows you to accelerate death benefits by receiving monthly benefit payments upon the insured meeting certain eligibility requirements.  We will pay you a monthly benefit to assist with the expenses associated with the insured’s nursing home care or home health care. To be eligible for benefits under this agreement, the insured must be certified by a licensed health care practitioner to be: (1) cognitively impaired or (2) unable to do at least 2 of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair). In addition, you must submit to us a plan for qualified long-term care services that is written by a licensed health care practitioner and which is based upon an assessment that the insured is chronically ill. Finally, the insured must also meet a 90-day waiting period, referred to as an elimination period, in which the insured is receiving long term care services. The elimination period can be satisfied by any combination of days of long term care facility stay or days of home health care, as those terms are defined in the Policy. These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days. The elimination period has to be satisfied only once while this Agreement is in effect.

b.   In the third paragraph of this section (on page 47), please clarify if the LTC can be added to the policy while the insured is in long term care.

Response:

In response to the SEC staff comment, the following sentence has been added after the first sentence of the third paragraph of the section entitled “Long-Term Care Agreement” found on page 46 of the prospectus:

We will consider applications for the LTC Agreement if the insured is receiving long term care at the time of the request; however it is unlikely that the insured’s evidence of insurability will be satisfactory for issuing the Agreement.

c.   In the third paragraph of this section (on page 46), please also clarify the reference to incontestability provisions of the policy. Please reference the section that discusses the incontestability provisions and disclose how the incontestability provisions affect the policy. Please also disclose when the incontestability period will end.

Response:

In response to the SEC staff comment, the statement regarding incontestability has been modified to refer to the Statement of Additional Information where the Policy’s Incontestability provisions are described.  The third paragraph in the section entitled “Long-Term Care Agreement” found on page 46 of the prospectus will read as follows:

This Agreement may be added to your Policy at any time after issue, subject to providing us evidence of insurability.  We will consider applications for the LTC Agreement if the insured is receiving long term care at the time of the request; however it is unlikely that the insured’s evidence of insurability will be satisfactory for issuing the Agreement.  This Agreement will be subject to the incontestability provisions of the Policy, which are described in your Policy and in the Statement of Additional Information.  See “Statement of Additional Information.”

d.   In the fifth paragraph of this section (on page 46), please disclose how any LTC charges may be affected by a decrease in the face amount of the policy or by a partial surrender.

Response:

In response to the SEC staff comment, the following paragraph has been added after paragraph five of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus:

The monthly charge for the LTC Agreement will be affected by changes in the long term care net amount at risk.  A decrease in the Policy face amount will change the long term care net amount at risk even if the LTC amount does not change because the proportion of the accumulation value used to reduce the LTC amount to calculate long term care net amount at risk will change.  For example, if the Policy face amount is $1,000,000, the LTC amount is $500,000 and the accumulation value is $100,000, the long term care net amount at risk is $450,000, calculated as follows: LTC amount ($500,000) minus $50,000, which is the product of the accumulation value ($100,000) and the ratio of the LTC amount to the Policy face value ($500,000/$1,000,000) or, $100,000 x .50 = $50,000.  If the Policy face value is reduced to $750,000, the new long term care net amount at risk will be $433,333, calculated as follows: LTC amount ($500,000) minus $66,667, which is the product of the accumulation value

($100,000) and the ratio of the LTC amount to the Policy face value ($500,000/$750,000), or $100,000 x .66667 = 66,667.  The long term care net amount at risk will not be impacted upon a partial surrender of the accumulation value.

e.   Also in the fifth paragraph of this section (on page 46), please give an example of how partial surrender of accumulation value will affect the LTC amount.

Response:

In response to the SEC staff comment, the following example is add to the end of the fifth paragraph of the section entitled “Long Term Care Agreement,” found on page 46 of the prospectus, to describe the impact of a partial surrender of accumulation value:

For example, if the Policy death benefit is $1,000,000 and the LTC amount is $500,000, a partial surrender of $100,000 would reduce the LTC amount to $450,000, which is calculated as follows:  LTC amount before ($500,000) multiplied by the ratio of the death benefit after ($900,000) to the death benefit before ($1,000,000) or $500,000 x $900,000/$1,000,000 = $500,000 x .90 = $450,000.

f.   In the sixth paragraph of this section on page 46, please clarify the procedure for requesting benefits under the LTC. For example, does the contract owner make a request for each month, or just make a single request for benefits? How much in advance must a request be made? Can the amount of the benefit be changed after the initial request?

Response:

In response to the SEC staff comment, the following sentence has been added after the first sentence of the sixth paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus:

In order to continue receiving monthly benefits, you will need to submit evidence that the insured is continuing to incur monthly long term care costs.  We may require you to complete any benefit forms on a monthly basis.  Payments will generally be paid within fifteen days of when we receive proof that monthly long term care services have been provided.

Please refer to the Company’s response to SEC staff comment 7.h. for a disclosure relating to changes to benefit amounts after a claim for benefits has been made.

g.   The language in the fifth paragraph suggests that accumulation value transfer to the GIA is required only if the owner requests a monthly amount that is less than the maximum. Please revise the prospectus to make this clear. In addition, please confirm that all accumulation value must be moved to the GIA and clarify when that transfer will occur. Please also clarify in the seventh paragraph of this section on page 46, the role of the

Guaranteed Interest Account in the LTC. Please also clarify the reference to Account in the last sentence of this paragraph.

Response:

In response to the SEC staff comment, the paragraph seven has been divided into two paragraphs; the first addressing the staff comment regarding length of benefits in comment 7.h, below and the second addressing this comment 7.g.  The following language replaces the third and fourth sentences that were previously included in the seventh paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus:

Your request for a monthly benefit under this Agreement will include an instruction from you to transfer all of the accumulation allocated to the sub-accounts into the Guaranteed Interest Account.   You will not be allowed to transfer amounts into the Account when benefits payments are being made under this Agreement.

The term Account refers to the Minnesota Life Individual Variable Universal Life Account, which is defined on page 4 and in the prospectuses Glossary of Terms.

h.   In the eighth paragraph of this section on page 47, please clarify for how long benefits can be paid under the LTC and under what circumstances. Please clarify when benefits will stop or be terminated. Please clarify whether once benefits have stopped, they can be restarted and under what circumstances.

Response:

The Company believes that the SEC staff comment regarding the length of benefit payments is found in the seventh paragraph of this section.  As stated in the response to comment 7.g. the first two sentences of paragraph seven in the section entitled “Long Term Care Agreement” will now form a new paragraph that will read as follows:

You may request to receive a monthly benefit less than the maximum we determine. Choosing a lesser amount could extend the length of the benefit period.  If you request less than the maximum benefit, you may request that benefit amount be changed, however, we will never pay more than the maximum monthly benefit allowed under the Internal Revenue Code.  We will continue to make benefit payments to you until; 100% of the LTC amount has been paid, the Insured is no longer eligible for the benefit, the Policy is surrendered, the Policy terminates when the Policy loan plus the unpaid Policy loan interest exceed the accumulation value, we receive a request to cancel this Agreement or the Insured dies.

i.   In the ninth paragraph of this section on pp. 46-47, please clarify how the accumulation value is reduced (including the amount and how often the reduction is taken). Please also clarify how the Death Benefit Guarantee value is reduced. Please also clarify how a loan will be repaid with the monthly benefit and will reduce the benefit. Please give examples.

Response:

The ninth paragraph in the section entitled “Long Term Care Agreement”, found on page 47 of the prospectus, has been modified to read as follows:

When we make a monthly benefit payment under this Agreement, we will reduce the amount of the death benefit by the monthly payment.  We will waive the Policy Transaction Charge for the death benefit change made as a result of a benefit payment under this Agreement.  We will also reduce the accumulation value in proportion to the reduction in the death benefit.  The accumulation value following an LTC benefit payment will equal the accumulation value immediately prior to the LTC benefit payment multiplied by a factor.  This factor will equal the policy death benefit (without regards to loan) following the payment of an LTC benefit divided by the policy death benefit (without regards to loan) immediately prior to the LTC benefit payment.  If the Policy has the Death Benefit Guaranty (DBG) Agreement on it, we will also make a proportionate reduction in the DBG value for payment of a monthly benefit.  The DBG value following an LTC benefit payment will equal the DBG value immediately prior to the LTC benefit payment multiplied by a factor.  This factor will equal the policy death benefit (without regards to loan) following the payment of an LTC benefit divided by the policy death benefit (without regards to loan) immediately prior to the LTC benefit payment.  If the Policy has an outstanding loan, a proportionate amount of the loan will be repaid with the monthly benefit, which will reduce the amount you receive.

j.   Please confirm that the last paragraph of this section (on page 47) discloses all circumstances under which the LTC may terminate. For example, please disclose if partial surrenders may affect termination.

Response:

The last paragraph of the section entitled “Long Term Care Agreement”, found on page 47 of the prospectus, has been modified to include death of the Insured and complete surrender of the Policy as an additional event that will cause the Agreement to terminate.  The Company asserts that partial surrenders will not cause the Agreement to terminate, unless the partial surrender leaves the accumulation value insufficient to cover charges on the next monthly Policy anniversary, at which time the Policy would terminate.

8.   Statement of Additional Information (SAI)

Please confirm to staff that there have not been any changes to the SAIs for these filings.

The Company confirms that there are no material changes to the Statement of Additional Information as a result of the addition of the Long Term Care Agreement.

Response:

9.   Power of Attorney (Part C)

Please confirm to staff that a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement has been filed. See Rule 483(b) of the Securities Act of 1933.

An updated Power of Attorney including the 1933 Act number for this filing is incorporated herein by reference.

Response:

10.   Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.

Response:

The financial statements, exhibits, consents and other required disclosure have been included in the Amendment.

11. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company will provide the requested information in a separate letter filed as correspondence to the Amendment.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

* * * * * * * * *

Additional oral comments were received from the SEC Staff on April 16, 2010.  The Company responded to the following SEC Staff comments on April 19, 2010 via facsimile correspondence (the responses to the following comments were provided to the SEC Staff in a marked copy of the Long Term Care Agreement section of the prospectus that highlighted the Company’s responses to the comments received from the SEC Staff on April 16, 2010):

1.  Please clarify for the SEC staff whether this Policy contains riders that provide for guaranteed lifetime withdrawal benefits that would require a disclosure in the summary section of the registration statement that excess withdrawals can shorten the effective span and indirectly terminate such riders.

Response:

In response to the SEC staff comment, the Company clarifies that the Policy does not offer guaranteed lifetime benefit riders.  The Company respectfully asserts that disclosures discussing the impact of Policy withdrawals on such riders would not provide the reader with meaningful information regarding the Policy.

2.  Periodic Charges Other Than Investment Option Operating Expenses - Guaranteed Insurability Option (p. 9).

In the table of Periodic Charges Other Than Investment Option Operating Expenses describing the charge for the Guaranteed Insurability Option, please describe the charge with reference to “additional coverage layers”.

Response:

The description of the charge for the Guaranteed Insurability Option in the table of Periodic Charges Other Than Investment Option Operating Expenses has been changed to reference “additional coverage layers”.

3.  Footnote 28 (p.11)

a. Please delete the word “total” from the first sentence of the footnote and replace it with the term “monthly”. Please clarify that the rate per thousand that is use to calculate the monthly charge for the agreement is accurately stated in the footnote and the narrative description of the charges for agreements.

Response:

The word “total” has been replaced with the word “monthly” in the first sentence of footnote 28.   The word “total” has also been replaced with the word “monthly” in the second sentence in the description of the charge for the Long Term Care Agreement found in the Section entitled “Policy Charges — Charges for Agreements” found on page 41 of the prospectus.  The footnote and the narrative description of the charge have been modified to clarify that the “monthly rate” shown in the table is used to calculate the monthly charge for the Long Term Care Agreement.

b. Please add the date you calculate the pro rated portion of the accumulation value for purposes of calculating the charge for the Long Term Care Agreement.

Response:

The fourth sentence of footnote 28 has been modified to read as follows”

The portion of accumulation value for this calculation is found by multiplying the accumulation value, as of the date we take the charge, by a fraction, the numerator of which is the LTC amount and denominator is the Policy face amount.

c. Please remove the second to last sentence of the footnote.

Response:

The second to last sentence describing the purpose for the Long Term Care Agreement charge has been removed from the footnote.

d. Please verify that the language in the footnote is consistent with the table of Periodic Charges Other Than Investment Option Operating Expenses.

Response:

The Company asserts that the language in the footnote accurately describes the calculation of the monthly charge for the Long Term Care Agreement.

4.   Charges for Agreements (p. 41)

a. Please ensure that the narrative description of the charge for the Long Term Care Agreement is consistent with the description in the table of Periodic Charges Other Than Investment Option Operating Expenses and the related footnotes.

Response:

The narrative description of the monthly charge for the Long Term Care Agreement is consistent with the description of charges in the table of Periodic Charges Other Than Investment Option Operating Expenses and the related footnotes.

b. Please add an example of how the charge for the Long Term Care Agreement is calculated using a current charge.

Response:

The following example of how the monthly charge for the Long Term Care Agreement has been added as a second paragraph to Long Term Care Agreement found in the Section entitled “Policy Charges — Charges for Agreements” found on page 41 of the prospectus:

The calculation of the charge for the Long Term Care Agreement is shown in the following example.  If the Policy face amount is $1,000,000, the LTC amount is $500,000 and the accumulation value, as of the date we take the charge, is $100,000, the long term care net amount at risk is $450,000, calculated as follows: LTC amount ($500,000) minus $50,000, which is the product of the accumulation value ($100,000) and the ratio of the LTC amount to the Policy face value ($500,000/$1,000,000) or, $100,000 x .50 = $50,000.  Using the current monthly rate of $0.11 per $1,000 of long term care net amount at risk (for a 55 year old male in the Preferred Select Non-Tobacco Risk Class), the monthly charge would be $450,000 multiplied by $0.11 and divided by 1,000 or $49.50 ($450,000 x .11/1,000= $49,500/1,000=$49.50).

5.    LTC Description (pp. 46-47)

a. Please add the word “Policy” to the description of the face amount in the second sentence of the fourth paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus.

Response:

In response to the SEC staff comment, the word “Policy” has been added to the description of the face amount in the second sentence of the fourth paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus.

b. Please change the language in the fourth sentence of the first paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus to delete the reference to “an assessment that the insured is chronically ill”.

Response:

The fourth sentence of the first paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus has been modified to read as follows:

In addition, you must submit to us a plan for qualified long-term care services that is written by a licensed health care practitioner and which is based upon an assessment that the insured requires long term care services.

c.  In the example describing how the Long Term Care Agreement monthly charge is calculated in the sixth paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus please clarify the date on which the calculation occurs.

Response:

The example in the sixth paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus has been modified to clarify that we will use the accumulation value on the date on which a face decrease occurs.

d. Please clarify whether long term care benefits may be stopped and if they may be reinstated.

Response:

In response to the SEC staff comment, the following new paragraphs have been added after the tenth paragraph of the section entitled “Long Term Care Agreement”:

In order to continue receiving benefits, you must submit to us, on a monthly basis, evidence that the insured is receiving long term care services.  This evidence generally includes invoices for long term care services the insured receives.  We may also require, no more than annually, a recertification by a licensed health care practitioner, that the insured is either (1) cognitively impaired or (2) unable to do at least 2 of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair).

If you do not send us evidence that the insured is receiving long term care services on a monthly basis, we will not send you the monthly benefit. If you do not submit evidence that the insured is receiving long term care services for period of three consecutive months, you must request to reinstate monthly benefits by submitting additional information to us that the insured continues to be eligible for benefits under this agreement. We will require i) recertification by a licensed health care practitioner that the insured is either (1) cognitively impaired or (2) unable to do at least 2 of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair), ii) resubmission of a plan for qualified long-term care services that is written by a licensed health care practitioner and which is based upon an assessment that the insured requires long term care services and  iii) evidence that the insured is continuing to incur monthly long term care costs.

e. Please add language that discusses the impact of a partial surrender on the Long Term Care Agreement to the final paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus.

Response:

The final paragraph of the section entitled “Long Term Care Agreement” found on page 46 of the prospectus has been modified to read as follows:

This Agreement will terminate when i) we have paid the maximum LTC amount, ii) the insured is no longer eligible for long term care benefits, iii) the Policy terminates due to the loan balance exceeding the accumulation value, iv) the Policy terminates due to the death of the Insured, v) the Policy terminates upon a complete surrender of the Policy, vi) you terminate the Agreement by written request to our Home Office, vii) or your Policy otherwise terminates because a partial surrender or other reduction in accumulation value leaves the Policy with insufficient amounts to cover Policy charges on the next monthly Policy anniversary.  See “Termination” and “Partial Surrender”.

6.  Guaranteed Interest Account (p. 15)

Please remove the second sentence of the second paragraph of the section entitled “The Guaranteed Interest Account and the Loan Account” found on page 15 of the prospectus.  Add the word “However” to the beginning of the following sentence in that paragraph.

Response:

The second sentence has been deleted from the second paragraph of the section entitled “The Guaranteed Interest Account and the Loan Account” found on page 15 of the prospectus and the word “However” has been added to the beginning of the following sentence in that paragraph.

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Additional oral comments were received from the SEC Staff on April 19 and 20, 2010.  The Company responded to the SEC Staff comments on April 19 and 20, 2010 via facsimile correspondence providing the SEC Staff with clarification and grammatical changes to certain descriptions of the Long Term Care Agreement section of the prospectus.

NOTE:  In addition to the above comments, the Company has revised the minimum guaranteed charges per $1,000 of long term care net amount at risk in the table of Periodic Charges Other Than Investment Option Operating Expenses due to state insurance department objections to the filed policy forms.  We have also updated the representative insured for the prospectus to be a 55 year old male, Standard Non-Tobacco Risk class.  An updated Long Term Care Agreement section of the table Periodic Charges Other Than Investment Option Operating Expenses was provided to the SEC Staff for their reference.

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The Company believes that the changes noted above satisfy all of the SEC Staff’s comments.  The Company plans to file its post-effective amendment to incorporate the changes on April 27, 2010.  If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen
Timothy E. Wuestenhagen
Senior Counsel